UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 11-K

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☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-34635

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A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PostRock Energy Services Corporation 401(K) Profit Sharing Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

PostRock Energy Corporation

210 Park Avenue

Oklahoma City, OK 73102

POSTROCK ENERGY SERVICES CORPORATION 401(k) PROFIT SHARING PLAN

FORM 11-K

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not applicable and have been omitted.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the

PostRock Energy Services Corporation 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the PostRock Energy Services Corporation 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012 and the changes in the net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ UHY LLP

Houston, Texas

June 30, 2014

POSTROCK ENERGY SERVICES CORPORATION 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2013

Assets
Investments, at fair value	$4,399,398	$5,271,390
Notes receivable from participants	95,091	192,909
Employee contributions receivable	—	20,645
Net assets available for benefits	$4,494,489	$5,484,944

See accompanying notes to financial statements

POSTROCK ENERGY SERVICES CORPORATION 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31,
2013

Additions to net assets
Investment income
Dividend income from mutual funds	$877
Net appreciation in fair value of common collective trusts	593,270
Net appreciation in fair value of pooled separate accounts	2,047
Net appreciation in fair value of mutual funds	176,848
Total investment income	773,042

Interest from notes receivable from participants	6,499
Contributions
Participants	574,259
Employer	457,781
Rollovers	78,292
Total contributions	1,110,332

Total additions to net assets	1,889,873

Deductions from net assets
Benefits paid to participants	729,715
Net depreciation in fair value of investments	145,796
Administrative fees	23,907
Total deductions from net assets	899,418

Net increase in net assets available for benefits	990,455

Net assets available for benefits
Beginning of year	4,494,489
End of year	$5,484,944

See accompanying notes to financial statements

POSTROCK ENERGY SERVICES CORPORATION 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note A – Description of Plan

The following description of the PostRock Energy Services Corporation 401(k) Profit Sharing Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General:  The Plan was established effective June 1, 2001, as a defined contribution plan covering all eligible employees as defined in the Plan Agreement.  The Plan, sponsored by PostRock Energy Services Corporation (the “Employer” or “Plan Administrator”), has an income deferral feature under Section 401(k) of the Internal Revenue Code, as amended (“IRC”) and is subject to the provisions of the ERISA, and any subsequent amendments.

Administration of the Plan:  Effective January 1, 2013, Principal Life Insurance Company (“Principal”) became the trustee and recordkeeper for the Plan.  Hartford Retirement Services, LLC (“Hartford”) was the recordkeeper for the period from January 1, 2012 through November 30, 2012.  As of December 1, 2012, the Plan appointed FASCore LLC (“FASCore”) as the recordkeeper (collectively Hartford and FASCore are referred to as “Recordkeeper”) while J.P. Morgan Chase Bank, N.A. (“J.P. Morgan”) was the Plan’s designated trustee for all of 2012.

Eligibility:  Eligible employees 21 years of age or older may participate in the Plan on the first day of calendar quarter following completion of 90 days of service (“entry date”).  Employees that are covered under a collective bargaining agreement and leased employees are not eligible to participate.

Contributions:  The Plan has an automatic enrollment feature whereby all eligible employees will be deemed to have automatically elected to have 3% of their compensation as defined in the Plan (“compensation”) withheld from their payroll checks once they become eligible to participate in the Plan on their entry date, unless the employee affirmatively elects otherwise.  In addition, participants may elect to defer up to 100% of their compensation during any plan year on either a pre-tax or an after-tax basis (as a Roth Elective Deferral), subject to a maximum imposed by the IRC.  The Employer may make a discretionary matching contribution (during each pay period) not to exceed 100% of the participant’s contribution to the Plan.  For the year ended December 31, 2013, the Employer made discretionary matching contributions of $180,799.  In addition, the Employer may also make an annual discretionary profit sharing contribution to participants.  For the year ended December 31, 2013, the Employer made discretionary profit sharing contributions of $294,512.

Rollover Contributions:  Generally, if a participant received a qualified distribution from another plan as defined by the IRC, the participant can deposit or rollover those funds into the Plan if approved by the Plan Administrator.

Participant Accounts:  Each participant’s account is credited with the allocation of (a) participant’s contribution, (b) the Employer’s discretionary matching contributions, if any, (c) the Employer’s discretionary profit sharing contributions, if any, and (d) plan earnings less plan expenses.  Allocations are based on either the participant’s compensation or account balances, as defined by the Plan Agreement.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:  Participants are fully vested in their salary deferral contributions and earnings allocated thereon. Vesting in the Employer’s discretionary matching contributions as well as Employer’s discretionary profit sharing contributions, if any, and earnings attributable thereon, are based on the participant’s years of service.  Upon the completion of one year of service, a participant becomes 33% vested, upon the completion of two years of service, a participant becomes 67% vested, and upon three years of service, a participant becomes 100% vested; provided, however, that regardless of a participant’s years of service, the participant will be 100% in such Employer contributions, if any, on the date the participant (a) obtains normal retirement age (age 65), (b) becomes totally disabled (as defined in the Plan) or (c) dies (provided the participant is employed by the Employer on such date).

Forfeitures:  Forfeitures are used to pay Plan administrative expenses or reduce discretionary Employer contributions to the Plan.  At December 31, 2013 and 2012, the unallocated forfeited account balance was $37 and $146,717, respectively.  During the year ended December 31, 2013, the Company used $138,397 to reduce employer discretionary matching contributions.

POSTROCK ENERGY SERVICES CORPORATION 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Notes Receivable from Participants:  Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, less the balance of any existing loans.  Note terms range from one to five years or longer for the purchase of a primary residence.  The notes are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates.  Principal and interest is paid ratably through payroll deductions.  A participant’s note balance becomes immediately due and payable upon termination of employment.

Payment of Benefits:  Benefits are generally paid upon normal retirement, disability, death or termination of employment.  Upon normal retirement, disability or death, participants are entitled to receive 100% of their account balance.  A participant eligible for a distribution from the Plan may elect to receive an immediate lump sum payment or installment payments as defined in the Plan.  Upon termination, a participant is entitled to receive the vested portion of their account balance.  Under the IRC, a participant must begin receiving his vested account balance on the April 1st following the later of the year the participant reaches age 70½ or terminates employment.  In-service distributions may be made from a participant’s vested account balance upon a participant attaining age 59½.  In-service distributions may also be made from a participant’s vested account balance on account of a severe financial hardship in accordance with the Plan.  A participant who receives a hardship withdrawal shall be prohibited from making contributions to the Plan for six months after receipt of such distribution.

Note B –  Summary of Accounting Policies

Basis of Accounting:  The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with auditing standards generally accepted in the United States of America (“U.S. GAAP”) as codified by the Financial Accounting Standards Board in its Accounting Standards Codification (“ASC”).

Use of Estimates:  The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition:  Mutual funds are valued at published market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. The fair value of participation units in the common collective trust funds are based on the quoted market price of the underlying securities and the number of units owned by the Plan at year-end. Participation units in the J.P. Morgan Stable Asset Income Fund are valued at a unit price determined by the portfolio’s sponsor based on the fair value of the underlying assets held by the portfolio. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

As described in ASC 962, Plan Accounting - Defined Contribution Pension Plans, defined contribution plans holding an investment in a GIC are required to report the investment at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan which are attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Since the difference between fair value and contract value is not significant to the Plan, the Plan has not recorded an adjustment from fair value to contract value for this investment in these financial statements.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The changes in the current value of investments (including investments bought and sold) during the period are reflected in the Statement of Changes in Net Assets Available for Benefits as net appreciation or depreciation in fair value of investments.

Risks and Uncertainties:  The Plan provides for investment options in mutual funds, common collective fund, pooled separate accounts and equity securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.

Benefits:  Benefit payments to participants are recorded upon distribution.

POSTROCK ENERGY SERVICES CORPORATION 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Administrative Expenses:  Fees and expenses incurred in the administration of the Plan, to the extent not paid by the Employer, are charged to and paid from the Plan’s assets.  Fees and expenses that are paid directly by the Employer are excluded from these financial statements.  Fees related to the administration of notes receivable from participants, and other participant-directed expenses are charged directly to the participant’s account and are included in expenses of the Plan.  Investment related expenses are included in net appreciation or depreciation of fair value of investments.

Subsequent Events:  As of the date of issuance of these financial statements there are no events that required recognition in the financial statements or disclosure in the notes to the financial statements.

Note C - Investments

The following table represents the fair value of all investments that represent 5% or more of the net assets available for benefits as of December 31, 2012 and 2013:

	December 31,
	2012	2013

J.P. Morgan Stable Asset Income Fund	$645,998	$—
Principal Trust Target Retirement 2010 Fund	—	294,401
Principal Trust Target Retirement 2025 Fund	—	340,848
Principal Trust Target Retirement 2030 Fund	—	605,004
Principal Trust Target Retirement 2035 Fund	—	801,669
Principal Trust Target Retirement 2040 Fund	—	486,027
Principal Trust Target Retirement 2045 Fund	—	744,490
Principal Trust Target Retirement 2055 Fund	—	645,623
Principal Trust Income Fund	—	366,537
Fidelity Contrafund	338,993	—
American Funds Income Fund of America	406,844	—
American Funds American Mutual	1,526,092	—
J.P. Morgan Value Advantage	356,507	—
PostRock Energy Corp. Common Stock	—	464,386
Other (investments less than 5%)	1,124,964	522,405
Total investments, at fair value	$4,399,398	$5,271,390

Note D – Fair Value Measurements

The Plan follows ASC 820, Fair Value Measurements and Disclosures, for its financial assets and liabilities carried at fair value on a recurring basis in the financial statements.  As defined by this guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability.

The Plan utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated or generally unobservable.  The Plan attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  The Plan is able to classify fair value balances based in the observability of those inputs.  This guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value.  The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurement should be used whenever possible.

The three levels of the fair value hierarchy are as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets

POSTROCK ENERGY SERVICES CORPORATION 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

•	quoted prices for identical or similar assets or liabilities in inactive markets
•	inputs other than quoted prices that are observable for the asset or liability
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy.  For disclosure purposes, the lowest level that contains significant inputs used in valuation should be chosen.  The Plan has classified its investments into these levels depending upon the data relied on to determine fair values.

The following is a description for the valuation methodologies used for assets measured at fair value.  There have been no changes in methodologies used at December 31, 2013 and 2012.

•	Interest bearing cash: Valued at cost, which approximates fair value due to its liquid nature.

•	Equity Securities: Investments in PostRock common stock are valued at market traded price per share.

•

Mutual Funds:  Valued at the net asset value of shares held by the Plan at year end based on quoted market prices. Investments are generally subject to the volatility of the major stock markets in which the underlying investments are held.

•

Common/Collective Trust:  Valued based on fair market value of underlying investments as determined by the Trustee. The common/collective trust has underlying investments in investment contracts which are valued at fair value of the underlying investments and then adjusted by the issuer to contract value.

•

Pooled Separate Accounts: These accounts are valued on a net unit basis as determined by the trustee on the last business day of the Plan year. The fair value of these investments are determined by the reference to the respective fund’s underlying assets, with the trustee specifying the source(s) to use for the underlying investment asset prices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan’s management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The fair value of investments as of December 31, 2013 is categorized as follows:

	December 31, 2013
	Level 1	Level 2	Level 3	Total

Investments
Interest bearing cash	$2,367	$—	$—	$2,367
Mutual funds
Fixed income	2,856	—	—	2,856
Small/mid cap funds	42,626	—	—	42,626
Large cap funds	88,382	—	—	88,382
International	31,728	—	—	31,728
Total mutual funds	165,592	—	—	165,592
Common/collective trust	—	4,614,562	—	4,614,562
Pooled separate accounts	—	24,483	—	24,483
PostRock Energy Corp. Common Stock	464,386	—	—	464,386

Total investments	$632,345	$4,639,045	$—	$5,271,390

POSTROCK ENERGY SERVICES CORPORATION 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

The fair value at investments as of December 31, 2012 is categorized as follows:

	December 31, 2012
	Level 1	Level 2	Level 3	Total

Investments
Interest bearing cash	$2,417	$—	$—	$2,417
Mutual funds
Asset allocation funds	531,941	—	—	531,941
International funds	286,335	—	—	286,335
Small cap funds	73,427	—	—	73,427
Mid cap funds	356,507	—	—	356,507
Large cap funds	1,914,436	—	—	1,914,436
Balanced funds	406,844	—	—	406,844
Bond funds	181,493	—	—	181,493
Total mutual funds	3,750,983	—	—	3,750,983
Common/collective trust	—	645,998	—	645,998

Total investments	$3,753,400	$645,998	$—	$4,399,398

Note E – Income Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated June 28, 2002 that the Plan is designed in accordance with applicable sections of the IRC.  Effective January 1, 2011, the Plan was amended and restated with the Employer’s adoption of the Prototype Non-Standardized 401(k) Profit Sharing Plan (the “Prototype Plan”) sponsored by Hartford Retirement Services, LLC, which received a favorable opinion letter from the Internal Revenue Service, dated March 31, 2008, informing it that the form of the Prototype Plan was acceptable under section 401 of the IRC for use by employers for the benefit of their employees.  The Plan has since been amended; however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Employer believes it is no longer subject to income tax examinations for years prior to 2010.

Note F – Plan Termination

Although it has not expressed any intent to do so, the Plan Administrator has the right under the Plan Agreement to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination or partial termination, affected participants would become fully vested in their accounts and all assets remaining in the Plan would be paid to the participants or their beneficiaries in accordance with the Plan Agreement.

Note  G – Party-In-Interest Transactions

Principal, J.P. Morgan and the Recordkeeper (FASCore) received contributions, managed the investments of the Plan, performed certain recordkeeping functions, and made payments to participants in accordance with the Plan Agreement, therefore, certain transactions qualify as party-in-interest transactions one of the Plan’s investment is PostRock common stock, and therefore, qualifies as a party-in-interest.

Plan EIN 90-0196936

Plan No. 001

POSTROCK ENERGY SERVICES CORPORATION 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

		Description of Investment Including
	Identity of Issue,	Maturity Date, Rate of Interest,
	Borrower, Lessor, or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value

	Columbia Funds	Div Income R Fund	^	$30,144
	Eagle Financial Services, Inc.	Small Cap Growth Fund	^	20,466
	Goldman Sachs	Mid cap Value Fund	^	22,160
	J.P. Morgan Funds	High Yield Fund	^	2,840
	J.P. Morgan Funds	Large Cap Growth Fund	^	58,238
*	PostRock Energy Corp.	Common Stock	^	464,386
*	Principal Life Insurance Company	Fixed Income Fund	^	3,867
*	Principal Life Insurance Company	Large Cap S&P 500 Fund	^	24,483
*	Principal Trust Company	Trust Income Fund	^	366,537
*	Principal Trust Company	Target Retirement 2010 Fund	^	294,401
*	Principal Trust Company	Target Retirement 2015 Fund	^	4,584
*	Principal Trust Company	Target Retirement 2020 Fund	^	184,285
*	Principal Trust Company	Target Retirement 2025 Fund	^	340,848
*	Principal Trust Company	Target Retirement 2030 Fund	^	605,004
*	Principal Trust Company	Target Retirement 2035 Fund	^	801,669
*	Principal Trust Company	Target Retirement 2040 Fund	^	486,027
*	Principal Trust Company	Target Retirement 2045 Fund	^	744,490
*	Principal Trust Company	Target Retirement 2050 Fund	^	137,226
*	Principal Trust Company	Target Retirement 2055 Fund	^	645,623
	Franklin Templeton Investments	Global Bond Fund	^	17
	Thornburg	International Value Fund	^	31,728
	UBS Financial Services	Interest bearing cash	^	2,367
*	Participant loans	Interest rate 4.25%, maturing at various dates through November 2018	$—	192,909
	Total			$5,464,299

*      Represents a party-in-interest.

^   Not applicable as permitted by Department of Labor for participant directed individual account plans.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized this 30th day of June, 2014.

POSTROCK ENERGY CORPORATION

/s/ Kyle J. Essmiller
Kyle J. Essmiller
Director of Human Resources

INDEX TO EXHIBITS

23.1*	Consent of UHY LLP.

____________

*Filed herewith.